December 7, 2011

BNY Mellon Funds Trust
200 Park Avenue
New York, NY  10166

Ladies and Gentlemen:

We have acted as counsel to BNY Mellon Funds Trust, a business trust formed under the laws of the Commonwealth of Massachusetts (the “Trust”), in connection with the filing with the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 38 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-34844; 811-09903) (the “Post-Effective Amendment”), registering an indefinite number of Class M and Investor Class shares of beneficial interest in BNY Mellon International Equity Income Fund, a series of the Trust, (the “Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment.  For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the Agreement and Declaration of Trust, as amended, and By-Laws of the Trust, and the action of the trustees of the Trust that provides for the issuance of the Shares.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust.  In rendering our opinion we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal law of the United States and the law of the Commonwealth of Massachusetts that, in our experience, generally is applicable to the issuance of shares by entities such as the Trust.  We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust and, when issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and nonassessable.  In this regard, however, we note that the Trust is an entity of the type commonly known as a “Massachusetts business trust” and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the trust.

We hereby consent to the filing of this opinion with the Commission in connection with the Post-Effective Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Post-Effective Amendment.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ K&L Gates LLP